Exihibit 99.5

Code of Business Conduct & Ethics

Avricore Health

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THE CODE OF BUSINESS CONDUCT & ETHICS

Avricore Health has adopted a Code of Business Conduct & Ethics (the “Code”) which sets out the basic standards of ethical and legal business conduct and integrity to which we must hold ourselves accountable. The Code provides guidance for conducting our business activities and clearly explains the values and standards of behaviour expected from all employees, directors, officers, long-term contractors and consultants of Avricore Health.

If there is a conflict between the Code and a specific procedure or if you wish to report a violation of the Code or possible violation, you should consult your supervisor, the CEO or the Chair of the Nominating, Governance and Compensation Committee for guidance. All concerns should be reported and will be treated seriously.

At Avricore Health, we are committed to providing a workplace environment based on ethical business practices, mutual respect and integrity.

PERSONAL INFORMATION AND PRIVACY

Avricore Health will only collect personal information in a lawful manner and will not disclose such information for any purpose other than the purpose for which it was collected.

Data, information or electronic communications created or stored on Avricore Health computers or other electronic media, including personal information, are records of Avricore Health and are, therefore, the property of Avricore Health.

PROTECTING AVRICORE HEALTH ASSETS AND BUSINESS DOCUMENTS

Avricore Health employees are responsible for safeguarding and appropriately using Avricore Health assets under their control, including business documents, information, technology, intellectual property, buildings, land, equipment, machines, software and funds. All employees have a duty of care to prevent waste, loss, damage, misuse, theft or misappropriation of Avricore Health assets. Avricore Health equipment or facilities must never be used for personal activities, except as otherwise allowed in this Code or where prior approval is obtained.

Avricore Health maintains all business documents and records in accordance with applicable laws and regulations. ‘Business documents’ include, but is not limited to, files, reports, business plans, receipts, policies and communications, including hard copy, electronic, audio recording, microfiche and microfilm files whether maintained at work or at home. Unauthorized destruction of or tampering with any business documents or records is strictly prohibited.

Avricore Health employees are also expected to act in good faith and respect the assets and business interests of others and never knowingly misuse, damage or misappropriate the assets of others.

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HEALTH AND SAFETY

Embracing a health and safety culture at Avricore Health requires us to, proactively eliminate, isolate or minimize health and safety risks. You are responsible for knowing what to do if an emergency occurs in your workplace and are required to intervene immediately to stop any work that appears unsafe.

Providing a safe and healthy workplace is of utmost importance to Avricore Health. Whether working in an office setting or worksite, it is prudent to follow safety and security procedures and always report any circumstance that appears to represent a threat or risk to ourselves, others or to the environment.

ALCOHOL AND DRUG USE

In line with our commitment to providing a safe and healthy workplace, Avricore Health employees, officers and directors must be able to function at an acceptable level and perform their responsibilities in a professional manner and not be impaired by illegal drugs or legal drugs, including alcohol, that has the potential to impair your judgment or affect your ability to undertake your job safely.

Avricore Health also prohibits the possession or use of illegal substances on Avricore Health premises, at Avricore Health functions or in conjunction with any Avricore Health business dealing. In this regard, Avricore Health reserves the right to conduct random, reasonable suspicion or post-accident drug and alcohol testing.

Any employee, officer or director with a dependency on drugs or alcohol is expected to seek the medical treatment necessary to assist them to break such dependency. Repeated poor work performance caused by alcohol or drug use, or impairment that creates a safety risk, may amount to misconduct.

ANTI-DISCRIMINATION, ANTI-HARASSMENT, ANTI-RETALIATION AND ANTI-BULLYING

Avricore Health does not tolerate unlawful discrimination, harassment, retaliation or bullying of any type or breach of human rights of our employees or others with whom we deal. Intentional or unintentional behaviour that treats people differently because of race, colour, religion, gender, personal association, age, nationality, origin, disability, political beliefs, marital status, sexual orientation or any other category protected by applicable Canadian or U.S. federal, state or provincial laws and regulations – constitutes unlawful discrimination. Avricore Health takes seriously its obligations under applicable law, and makes all employment decisions, including hiring, promotions, demotions, transfers, separations, pay, and any other personnel decision without regard to any protected category, but only on legitimate, business/operational related reasons.

Employees must never engage in activities, actions or behaviour that involves harassment or bullying including but not limited to cyberbullying. Harassment is any unwelcome action, conduct or behaviour that a reasonable person would find unwelcome, humiliating, intimidating or offensive. Harassing conduct may occur through verbal, visual, physical, electronic, digital, e-mails/text messaging, social media-driven, or other means or methods. Unlawful harassment can be based on any protected characteristic, not merely gender and does not have to be sexual in nature. Bullying and/or cyberbullying is behaviour directed towards an individual or group of individuals that is unreasonable in the form of physical, verbal, social bullying and may involve the

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use of communication technologies intended to intimidate, embarrass, influence or harass.

Treating everyone with respect ensures a work environment free from discrimination, harassment and bullying. This obligation to treat all with respect also extends to Avricore Health’s guests, prospective customers, vendors and others who interact with Avricore Health employees.

All our people are responsible for ensuring that they consider the implications of their behaviour at all times and take necessary corrective steps, including:

•Supporting your colleagues to act appropriately and/or raise a business conduct concern

•Being prepared to adapt your behaviour in recognition that actions or behaviour acceptable in one culture may not be acceptable in another

•Ensuring that when travelling or working in another office or country, you and any accompanying business associates and family members are familiar with local behaviours, practices and customs, and show respect for these in your business dealings

•Undertaking appropriate cross-cultural training; for example, when being assigned to a different location or country

If you have any questions, always seek advice from local management.

If an employee has a business conduct concern, the employee should speak up and tell a person if you are upset by his or her actions or behaviour, explain why and ask the person to stop. If you are not comfortable in doing this or if this approach fails to resolve the issue, the employee should submit promptly a complaint to Avricore Health for its review, as Avricore Health takes seriously its desire to ensure a workplace environment free of alleged harassment, discrimination, bullying and retaliation. To submit a complaint regarding any alleged violation regarding Anti-Discrimination, Anti-Harassment, Anti-Retaliation and Anti-Bullying, the employee shall submit the complaint to his or her supervisor, manager or Human Resources representative, or to the Chair of the Audit Committee.

The employee filing a complaint is not obligated to confront the alleged wrongdoer unless he or she feels comfortable doing so. The employee shall file the complaint with whomever he or she feels comfortable doing so per the foregoing. It is preferable, but not required, that the complaint be submitting in writing. Confidentiality will be maintained to the extent practicable but certainly cannot be guaranteed. The goal, at all times, is to conduct a reasonable investigation and, if necessary, take corrective action that serves the principle of having a workplace environment free of unlawful discrimination, harassment, retaliation and bullying.

Unlawful retaliation is also prohibited by Avricore Health. Anyone who brings forth a grievance or complaint made in good faith that invokes a violation of this Code or any other Avricore Health policy, shall not be subject to unlawful retaliation. Avricore Health takes seriously its obligations to conduct a review and, if necessary, an investigation into a grievance or complaint brought forth, and will take any corrective action, if deemed necessary by the Company, to remedy and/or address the issues raised.

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WORKING WITH GOVERNMENTS

Avricore Health will maintain honest and ethically sound relationships with governments, government personnel, agencies, and officials, wherever we do business.

Employees who provide information to governments on behalf of Avricore Health must ensure that all information is accurate and appropriate for the purpose. Errors and/or omissions may be damaging to Avricore Health’s reputation and creditability and may be illegal.

GIFTS AND ENTERTAINMENT

The offering and/or acceptance of gifts or entertainment is customary in many cultures and can build good business relationships, however, may also be perceived as a conflict of interest or anti-competitive in nature. As such, the offering or accepting of gifts, entertainment or other benefits should only be done where it is customary and appropriate for the occasion, occasional and modest in value (in accordance with local standards), and in compliance with applicable laws and regulations. Any such exchange, offering or acceptance of gifts and/or entertainment not inline with the foreoing must be disclosed to the Chair of the Audit Committee.

Acceptance or exchange of gifts, entertainment or other benefits for the purpose of influencing business decision-making is strictly prohibited. Bribery laws, which can vary from country to country, prohibit companies from, directly or indirectly, promising, offering or making payment of money or anything of value to anyone with the intent to induce favourable business treatment or to improperly affect business or government decisions. Decisions about the acceptance or exchange of gifts, entertainment or donations using Avricore Health funds must be carefully evaluated to ensure they are customary, reasonable and legal in the local market.

Never request a gift or other benefit of any kind from a supplier, customer or other party with whom Avricore Health is involved. You should be prepared to politely decline any offer not in line with our policy and clearly communicate Avricore Health’s policy in regards to gifts, entertainment or other benefits. If you are in doubt about the legitimacy of a payment or gift of any kind, please discuss such situation with the Chair of the Audit Committee prior to making such payment or gift.

OFFICER AND DIRECTORSHIPS

Employees of Avricore Health shall not act as officers or directors of any other corporate entity or organization, public or private, without the prior written approval of the CEO or CFO. All requests to act as officers or directors of other corporate entities must be reviewed by the Board of Directors. Employees of Avricore Health must notify the CEO or CFO of all officer or directorships immediately upon being hired. Officer or directorships with such entities will not be authorized if they are considered to be contrary to the best interests of Avricore Health.

INSIDER TRADING

Insider trading is the illegal practice of trading (buying or selling) securities on a stock exchange to one’s own advantage through having access to confidential or inside material information. In general terms, inside information is information about a company that is not generally available to the public. Such information may be considered material if it would affect a reasonable investor’s decision about whether or not to invest in the company.

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We should never buy or sell the securities of Avricore Health or any other company while you are aware of inside information – even if you believe you are not relying on this information – this is known as insider trading and is punishable by law. A common misconception is that only directors or senior management can be guilty of insider trading. In fact, anyone – employees, contractors, family, friends and investment advisors can be guilty of insider trading. Employees, officers and directors of Avricore Health should never share inside information with anyone that does not need to know for legitimate and authorized business reasons and are expected to comply in good faith at all times with all applicable laws, rules and regulations and with Avricore Health policies.

CONFIDENTIAL AND NON-PUBLIC INFORMATION

It is Avricore Health’s policy to ensure that all activities, and business affairs are kept confidential. Confidential and non-public information includes methods, inventions, improvements or discoveries, business products, processes, and services; information relating to research, development, trade secrets, intellectual property of any type or description, data, business plans, marketing strategies, engineering, contract negotiations and business methods or practices. All confidential and non-public information belongs to Avricore Health and must be treated with the strictest of confidence and should not be disclosed or discussed with others.

We should avoid talking about confidential information in the elevator, open hallways, or other public areas, emailing any confidential information to outsiders not authorized to receive such information, or leaving confidential information on the photocopy machine, or in any area where non-authorized personnel may access. Please be careful and use good judgment. Confidential or non-public information might be of use to competitors or might be harmful to Avricore Health or its customers if disclosed.

Anti-trust or competition laws are designed to prohibit a range of competitive practices that restrain trade, restrict free and fair competition through price fixing or maintain power through a monopoly or a cartel. Anti-trust laws and compliance is highly complex with regulations differing from jurisdiction to jurisdiction. However, generally, unless the information is already publicly available, we should never agree or reach an agreement or understanding with any competitor; or communicate with any competitor regarding product price or terms of sale, quantities of a product for sale, tenders or bids, or geographic regions of sales. We should never discuss negotiations with customers or suppliers or negotiation strategies, terms of trade, production or sales forecasts or past, current or future stock levels.

If you have questions regarding confidential and non-public information or in regards to Anti-trust laws, you should consult the CEO or the General Counsel for guidance.

EXTERNAL COMMUNICATION

Avricore Health must provide timely, accurate, consistent and fair disclosure of information to enable investors to make informed and orderly market decisions. Disclosing inaccurate or inconsistent information may affect our share price, damage our reputation, and may be a legal offence. As such, external communication to the media or members of the investment community must only be made by an authorized spokesperson.

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CONFLICTS OF INTEREST

Conflicts of interest can arise in practically every area of our business. A ‘conflict of interest’ exists whenever an individual’s personal interests interfere or conflict with the interests of Avricore Health. We must strive to conduct ourselves, in an ethical and practical manner, whenever actual or apparent conflicts of interest may exist between personal and/or professional relationships. All decisions must be made in the best interests of Avricore Health. As such we should avoid business, financial or other relationships with suppliers, customers or competitors that might impair or appear to impair how we exercise judgment.

You should report any actual or potential conflict of interest involving yourself or others of which you become aware to your supervisor, the CEO or General Counsel. Officers and Directors should report any actual or potential conflict of interest involving yourself or another officer or director of which you become aware to the Chair of the Audit Committee of the Board of Directors.

Updated and approved on July 22, 2019.

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